UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             Washington,  D.C.  20549

                                  FORM  12b-25

                          NOTIFICATION  OF  LATE  FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For  Period  Ended:  September 30,  2001
[ ]Transition  Report  on  Form  10-K
[ ]transition  Report  on  Form  20-F
[ ]Transition  Report  on  Form  11-K
[ ]Transition  Report  on  Form  10-Q
[ ]Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:  _______________

  Read  Instruction  (on back page) Before Preparing Form. Please Print or Type.
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 Nothing  in this form shall construed to imply that the Commission has verified any  information  contained  herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART  I  --  REGISTRANT  INFORMATION

     Consortium Service Management Group, Inc.
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Full  name  of  Registrant

     N/A
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Former  name  if  applicable

     500 North Shoreline Drive, Suite 701 North
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Address  of  Principal  Executive  Office  (Street  and  Number)

     Corpus Christi, TX 78471
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City,  State  and  Zip  Code


PART  II  -  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant's accounting staff was not able to complete the required financial information and deliver it to the registrant's independent public accountant for his review in time to complete the report prior to the filing deadline.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Thomas J. Kenan             405                   235-2575
      -----------------------  ---------------  ----------------------------
            (Name)              (Area  Code)         (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(x). [ ] Yes [X ] No 10-KSB 12-31-99, 10-QSB 3-31-00,
     10-QSB 6-30-00, 10-QSB 9-30-00, 10-KSB 12-31-00, 10-QSB 3-31-01, and 10-QSB
     6-30-01

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the quarter ended September 30, 2001, the Company incurred a net profit of $44,544 compared to a net loss of $200,438 for the same period in 2000.

                    Consortium Service Management Group, Inc.
                  -------------------------------------------
                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15,  2001                By/s/Gordon S. Allison
-------------------------                ---------------------------------
                                         Gordon S. Allison, Vice President
                                         President

Attachment  to  Form  12B-25  -  Notification  of  Late  Filing

Name  of  Registrant:            Consortium  Service  Management  Group,  Inc.
SEC  File  Number:               0-27359


                             ACCOUNTANT'S STATEMENT
                           Required by Rule 12b-25(c)


                               Gary Skibicki, CPA
                          Eagle Office Park, Suite C-10
                            11902 North Pennsylvania
                            Oklahoma City, OK 73120
                             Telephone 405-752-2640
                                Fax 405-755-7300





SECURITIES  AND  EXCHANGE  COMMISSION
WASHINGTON  DC   20549

                           Re: Consortium Service Management Group, Inc. SEC File #0-27359
                                   Form  10-QSB  Quarterly  Report
                                   Fiscal  Quarter  Ended  09-30-01

Gentlemen:

     I  am the independent auditor for Consortium Service Management Group, Inc.

     I am unable to complete the review of the registrant in time for the registrant's Form 10-QSB to be filed in a timely manner.

                                       Respectfully  submitted,


                                       /s/Gary  Skibicki

                                       Gary  Skibicki
                                       Certified  Public  Accountant
Oklahoma  City,  Oklahoma
November  15,  2001